Exhibit 1.1

KongZhong Corporation Announces Unaudited Fourth Quarter and Full Year Results for
the Period Ended December 31, 2004 -
Company posts record for both quarterly and annual revenue and earnings

4Q04 Financial Highlights:
*	Revenue grew 329% year-over-year and 33% sequentially to a record $16.49 million

*	2.5G revenue grew 378% year-over-year and 40% sequentially to $14.77 million

*	2G revenue grew 127% year-over-year but declined 6% sequentially to $1.72 million

*	Net income increased 323% year-over-year and 24% sequentially to $6.60 million

*	Diluted earnings per ADS was $0.19, up from $0.06 in 4Q03 and $0.15 in 3Q04

2004 Financial Highlights:
*	Revenue grew 514% to a record $47.97 million

*	2.5G revenue grew 574% to $40.15 million

*	2G revenue increased 322% to $7.81 million

*	Net income increased 746% to $20.37 million

*	Diluted earnings per ADS was $0.65, up from $0.09 in 2003

Beijing, China, February 3, 2005 – KongZhong Corporation (NASDAQ : KONG), a leading provider of advanced second generation (2.5G) wireless value added services in China, today announced its fourth quarter and full year 2004 financial results. Under United States Generally Accepted Accounting Principles (US GAAP), diluted earnings per ADS were $0.19, up from diluted earnings per ADS of $0.06 in the same period of the previous year (4Q03) and up from diluted earnings per ADS of $0.15 in the third quarter of 2004 (3Q04). Net income in the fourth quarter was $6.60 million, an increase from $1.56 million in 4Q03 and $5.33 million in 3Q04.

Commenting on the results, the Company’s Chairman and CEO, Yunfan Zhou, said, “We are very pleased with our performance in the fourth quarter with record revenue and profit. During the quarter, the wireless value-added services market faced some challenging issues, including the continuing transition of SMS services to the Mobile Information Services Center (MISC) service management platform and an increase in overall competition. Despite these challenges, we were able to successfully grow many of our businesses by continuing to sustain our leadership position in the fast growing 2.5G market in China, diversifying our revenues from different services and distribution channels, expanding our national sales network into more provinces, and partnering with more providers of branded contents such as the film ‘Kung Fu Hustle.’ As the Chinese market continues to migrate from 2G to 2.5G mobile phones, we believe we are well positioned to capture this long-term growth potential.”

Business Highlights:
*	The Company believes it remained the leader in China in terms of revenue from 2.5G services, including WAP, MMS, and Java.

*	The Company grew its mobile game revenue from 2.5G services by 8% sequentially to approximately $1.55 million in 4Q04.

*	The Company started color ring back tone services with six more provincial operators of the networks of China Mobile, China Netcom, and China Telecom, bringing the total number of provincial operators through which we offer CRBT services to twelve.

*	The Company signed agreements with:

*	The Buena Vista Internet Group— to develop and distribute majiang games for use on mobile devices using Disney’s Mickey Mouse character;

*	Gameloft— to license its Block Breaker Deluxe and Might & Magic mobile games;

*	EMI Group Hong Kong Ltd, Sony/ATV Music Publishing (Hong Kong), Warner/Chappell H.K. Ltd, BMG Music Publishing Ltd, and Universal Music Publishing Ltd— to use their music in various wireless value-added services; and

*	China Film Group— to give the Company exclusive rights in China to use video clips, stage photos, posters, music, dialogue, and sound effects from the film “Kung Fu Hustle” in the Company’s wireless value-added services.

Fourth Quarter Financial Review
(Note: Unless otherwise stated, all financial statement amounts used in this press release are based on US GAAP and denominated in US dollars.)

Revenues
Revenues for the quarter totaled a record $16.49 million, up 329% from the same period of the previous year and up 33% from 3Q04. By platform, revenues from 2.5G wireless value-added services accounted for 90% of total revenues and revenues from 2G wireless value-added services represented the remaining 10%. (See table below for a detailed breakdown.)

Revenues from 2.5G services, which include services delivered using wireless access protocol (WAP), multimedia messaging service (MMS), and Java technology, grew 378% from 4Q03 and 40% from 3Q04 to $14.77 million in 4Q04. Growth in MMS revenues accounted for the largest increase in 2.5G revenues, followed by growth in WAP and Java revenues, respectively. Revenue from 2G services, which include short messaging service (SMS), interactive voice response, and color ring back tone (CRBT), grew 127% from 4Q03 but decreased 6% from 3Q04 to $1.72 million in 4Q04. The sequential decline in 2G revenues resulted from a decrease in SMS revenue, which was mainly caused by the transitioning of SMS services to the MISC service management platform in a number of provinces by mobile operators.

	1Q04	2Q04	3Q04	4Q04	2004
2.5G:	73%	80%	85%	90%	84%
WAP	48%	41%	48%	47%	46%
MMS	24%	37%	35%	41%	36%
Java	1%	2%	2%	2%	2%
2G:	27%	20%	15%	10%	16%
SMS	26%	18%	12%	7%	14%
IVR	1%	2%	3%	3%	2%
Other	0%	0%	0%	0%	0%

Total	100%	100%	100%	100%	100%

By type, revenue from monthly subscriptions accounted for 86% of total revenue, and revenue from downloads accounted for the remaining 14%. During the quarter, the number of monthly subscriptions grew by 27% from 3Q04 to 19.68 million, and the average revenue per subscription was flat.

	1Q04	2Q04	3Q04	4Q04
Subscription Revenue	93%	91%	90%	86%
Download Revenue	7%	9%	10%	14%

Total	100%	100%	100%	100%

By service category, the Company derived 50% of its revenues from interactive entertainment, 36% from media services, and 14% from community-related services.

	1Q04	2Q04	3Q04	4Q04
Interactive Entertainment	56%	47%	47%	50%
Media	25%	37%	36%	36%
Community	19%	16%	17%	14%

Total	100%	100%	100%	100%

Expenses
Cost of revenues (COR) in 4Q04 totaled $5.65 million, an increase of 389% from 4Q03 and 31% from 3Q04. The year-over-year increase was driven by higher business turnover and was primarily due to higher payments to mobile operators, handset manufacturers, and content partners. Gross margin for the quarter was 65.8%, down from 70.0% in the same period of the previous year and essentially flat with 65.0% in 3Q04.

Total operating expenses in 4Q04 were $4.57 million, an increase of 303% from the same period in 2003 and an increase of 54% from 3Q04. The year-over-year increase was largely due to increases in salary and benefits, sales and marketing expenses, professional fees, business tax, and office rental expenses. The sequential increase was largely due to increases in salary and benefits, sales and marketing expenses, professional fees, and business tax.

Total operating expenses represented 27.7% of revenues, compared to 29.4% and 24.0% of revenues in 4Q03 and 3Q04, respectively. Product development expenses increased by 23% from 3Q04 and represented 8.6% of revenues. The increase was driven primarily by higher salary and benefits and, to a lesser extent, by higher depreciation. Sales and marketing expenses increased by 110% from 3Q04 and represented 8.6% of revenues. The increase was primarily the result of increased sales and marketing activities, higher salary and benefits, and higher rental expenses. General and administrative expenses increased by 57% from 3Q04 and represented 9.7% of revenues. The increase was primarily the result of higher business tax, salary and benefits, professional fees, and travel expenses. Amortization of deferred stock compensation increased by 12% from 3Q04 and represented 0.8% of revenues. As a result of the increases in operating expenses, the Company’s operating margin contracted from 40.5% in 4Q03 and 41.0% in 3Q04 to 38.1% in 4Q04.

The company-wide headcount increased 15% from 470 at the end of 3Q04 to 541 at the end of 4Q04.

Earnings
Net income totaled $6.60 million in the fourth quarter, an increase of 323% from $1.56 million in the same period of the previous year and an increase of 24% from $5.33 million in 3Q04. Net margin was 40.0%, down from 40.5% in 4Q03 and 43.1% in 3Q04. Diluted earnings per ADS were $0.19, up from $0.06 in 4Q03 and $0.15 in 3Q04.

As part of the Company’s initial public offering, 8 million American Depositary Shares were issued in July 2004. Using the enlarged share count, the Company’s earnings per ADS in the four quarters of 2004 would have been $0.09, $0.15, $0.15, and $0.19, respectively.

Balance Sheet and Cash Flow
At the end of the quarter, the Company had $90.71 million in cash and cash equivalent funds and $104.37 million in total assets.

Cash flow from operating activities totaled $8.99 million in the fourth quarter, compared to $0.74 million in the third quarter. In the fourth quarter, the Company spent $0.35 million on capital expenditures. The net increase in cash and cash equivalents was $8.64 million.

1Q05 Business Outlook:
The Company presently expects revenues in 1Q05 to grow approximately 1-5% sequentially. The Company anticipates its MMS revenues in 1Q05 will decline from the 4Q04 level as a result of changes to China Mobile’s MMS revenue recognition policy that were introduced in the first quarter. However, the Company expects that the diversified growth in its other service platforms will offset the decline in MMS revenues.

The Company estimates that its operating margin in 1Q05 may contract slightly from the 4Q04 level and that its effective income tax rate will be in the 1-2% range.

Webcast of Conference Call:
The Company’s management team will conduct a conference call at 11:00 pm Beijing time (10:00 am Eastern time and 7:00 am Pacific time) on February 3. A webcast of this conference call will be accessible on the Company’s web site at http://ir.kongzhong.com.

KongZhong Corporation
Condensed Consolidated Statements of Income
(US$ thousands, except percentages, per share data, and share count)
(unaudited)

	For the Three	For the Three	For the Three
	Months Ended	Months Ended	Months Ended
	Dec. 31, 2003	Sep. 30, 2004	Dec. 31, 2004
Revenues	$3,846	$12,360	$16,494
Cost of revenues	1,156	4,323	5,648

Gross profit	2,690	8,037	10,846
Operating expense
Product development	532	1,146	1,412
Sales & marketing	284	674	1,413
General & administrative	302	1,024	1,606
Amortization of deferred stock compensation	13	120	135

Subtotal	1,131	2,964	4,566

Operating income	1,559	5,073	6,280

Non-operating expense (income)
Interest expense	(1)	(261)	(333)
Others	—	6	14

Subtotal	(1)	(255)	(319)

Income before tax	1,560	5,328	6,599
Income tax expense	—	—

Net income	$1,560	5,328	6,599

Basic earnings per ADS	$0.13	$0.17	$0.19
Diluted earnings per ADS	$0.06	$0.15	$0.19

Margin Analysis:
Gross margin	70.0%	65.0%	65.8%
Operating margin	40.5%	41.0%	38.1%
Net margin	40.5%	43.1%	40.0%

Additional Data:
2.5G revenue	$3,090	$10,525	$14,773
2G revenue	756	1,835	1,719
ADS outstanding (million)	11.73	34.25	34.25
ADS used in diluted EPS calculation (million)	27.45	34.72	35.51

KongZhong Corporation
Condensed Consolidated Statements of Income
(US$ thousands, except percentages, per share data, and share count)
(unaudited)

	For the 12 Months	For the 12 Months
	Ended	Ended
	Dec. 31, 2003	Dec. 31, 2004
Revenues	$7,807	$47,969
Cost of revenues	2,284	15,705

Gross profit	5,523	32,264
Operating expense
Product development	1,370	4,358
Sales & marketing	841	3,228
General & administrative	883	4,407
Amortization of deferred stock compensation	22	483

Subtotal	3,116	12,476

Operating income	2,407	19,788

Non-operating expense (income)
Interest expense	(1)	(605)
Others	—	24

Subtotal	(1)	(581)

Income before tax	2,408	20,369
Income tax expense	—	—

Net income	2,408	20,369

Basic earnings per ADS	$0.09	$0.90
Diluted earnings per ADS	$0.09	$0.65

Margin Analysis:
Gross margin	70.7%	67.3%
Operating margin	30.8%	41.3%
Net margin	30.8%	42.5%

Additional Data:
2.5G revenue	$5,956	$40,149
2G revenue	1,851	7,809
ADS outstanding (million)	11.73	34.25
ADS used in diluted EPS calculation (million)	27.45	31.30

KongZhong Corporation
Condensed Consolidated Statements of Cash Flows
(US$ thousands)
(unaudited)

	For the 12-Month	For the 12-Month
	Ended	Ended
	Dec. 31, 2003	Dec. 31, 2004
Cash Flows From Operating Activities
Net Income	$2,408	$20,369
Adjustments
Amortization of deferred stock compensation	85	483
Depreciation and amortization	267	794
Disposal of fixed assets		2
Changes in operating assets and liabilities	(800)	(5,607)

Net Cash Provided by Operating Activities	1,960	16,041

Cash Flows From Investing Activities
Purchase of property & equipment	(864)	(2,433)
Proceeds from disposal of fixed assets	—	1

Net Cash Used in Investing Activities	(864)	(2,432)

Cash Flows From Financing Activities
Issuance of New Equity	—	73,240
Increase in minority interest	—	121

Net Cash Provided by Financing Activities	—	73,361

Translation Adjustments	1	1

Net increase in Cash and Cash Equivalents	1,097	86,971
Cash and Cash Equivalents, Beginning of Period	2,646	3,743
Cash and Cash Equivalents, End of Period	3,743	90,714

KongZhong Corporation
Condensed Consolidated Balance Sheet
(US$ thousands)
(unaudited)

	Dec. 31, 2003	Dec. 31, 2004
Cash and cash equivalents	$3,743	$90,714
Accounts receivable	1,704	10,199
Other current assets	198	720

Total current assets	5,645	101,633

Rental deposit	74	256
PP&E (net)	848	2,484

Total assets	$6,567	$104,373

Accounts payable	564	2,499
Other current liabilities	393	1,899
Amount due to related party	90	46

Total current liabilities	1,047	4,444

Minority interest	—	121
Series B redeemable convertible preferred shares	2,970	—

Total liabilities	4,017	4,565
Shareholders’ equity	2,550	99,808

Total liabilities & shareholders’ equity	$6,567	$104,373

KongZhong Corporation is a leading provider of advanced second generation (2.5G) wireless interactive entertainment, media, and community services to consumers in China. The Company delivers a broad range of services, through multiple technology platforms, which users can access directly from their mobile phones by choosing an icon embedded in select models of handsets or from a mobile operator’s portal or web site.

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements include, without limitation, statements regarding trends in the wireless value-added services market and our future results of operations, financial condition and business prospects. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends and our results may differ materially from those expressed or implied in these forward looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, continued competitive pressure in China’s wireless interactive services market and the effect of such pressure on prices; unpredictable changes in technology, consumer demand and usage preferences in this market; the state of and any change in our relationship with China’s telecommunications operators; our dependence on the billing systems of mobile operators for our performance; changes in the regulatory policies of the Ministry of Information Industry and other relevant government authorities; and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

Investor Contact:		Media Contact:
Richard Wei		Xiaohu Wang
Chief Financial Officer		Manager
Tel.:	+86 10 8857 6000	Tel:	+86 10 8857 6000
Fax:	+86 10 8857 5891	Fax:	+86 10 8857 5900
E-mail:	ir@kongzhong.com	E-mail:	xiaohu@kongzhong.com